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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G
                               (RULE 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                         BIOMARIN PHARMACEUTICAL INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                       COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                               09061G 10 1
                     ----------------------------------
                              (CUSIP Number)

                               July 23, 1999
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /x/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.    09061G 10 1                13G                    PAGE 2 OF 6 PAGES
------------------------                                       -----------------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Medical Portfolio Management, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     5,475,417
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  5,475,417
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     5,475,417
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     15.7%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     OO
-------------------------------------------------------------------------------
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CUSIP NO.    09061G 10 1                13G                    PAGE 3 OF 6 PAGES
------------------------                                       -----------------


ITEM 1(a).        NAME OF ISSUER:

                  BioMarin Pharmaceutical Inc.
                  -----------------------------------------------------------

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  371 Bel Marin Keys Boulevard, Suite 210, Novato, CA 94949
                  -----------------------------------------------------------

ITEM 2(a).        NAME OF PERSON FILING:

                  Medical Portfolio Management, LLC
                  -----------------------------------------------------------

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  One Cambridge Center, Cambridge, MA 02142
                  -----------------------------------------------------------

ITEM 2(c).        CITIZENSHIP:

                  A Delaware corporation
                  -----------------------------------------------------------

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.001 per share
                  -----------------------------------------------------------

ITEM 2(e)         CUSIP NUMBER:

                  09061G 10 1
                  -----------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

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CUSIP NO.    09061G 10 1                13G                    PAGE 4 OF 6 PAGES
------------------------                                       -----------------

ITEM 4.           OWNERSHIP.

         (a)      Amount beneficially owned:

                  5,475,417(1)
                  -----------------------------------------------------------

         (b)      Percent of class:

                  15.7%
                  -----------------------------------------------------------

         (c) Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote             5,475,417
                                                                       ---------

         (ii)     Shared power to vote or to direct the vote                   0
                                                                       ---------


         (iii) Sole power to dispose or to direct the disposition of   5,475,417
                                                                       ---------


         (iv)     Shared power to dispose or to direct the disposition of      0
                                                                       ---------

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares to which this statement relates. No one person's interest in such shares is more than five percent of the total outstanding stock of the Issuer.

     ----------

         (1) These shares include shares held by funds and accounts managed or advised by MPM Asset Management LLC, an indirect subsidiary of the Reporting Person.

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CUSIP NO.    09061G 10 1                13G                    PAGE 5 OF 6 PAGES
------------------------                                       -----------------


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2000             By: MEDICAL PORTFOLIO MANAGEMENT, LLC



                                     By: /s/ Luke B. Evnin
                                         -----------------------------
                                         Name: Luke B. Evnin
                                         Title: Treasurer